UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

Galyan’s Trading Company, Inc.

(Name of Subject Company (issuer))

Diamondbacks Acquisition Inc.

Dick’s Sporting Goods, Inc.

(Names of Filing Persons (offerors))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq.
Executive Vice President and Chief Administrative Officer
Dick’s Sporting Goods, Inc.
300 Industry Drive
Pittsburgh, PA 15275

with a copy to:

Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.

Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$339,841,336	$43,057.90

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 17,435,368 shares of Galyan’s common stock, which is all of the issued and outstanding common stock as set forth in the Merger Agreement, a copy of which was filed as Exhibit (d)(1) to the Schedule TO filed by Dick’s Sporting Goods, Inc. on June 29, 2004, at a purchase price of $16.75 per share. The transaction valuation also includes the offer price of $16.75 per share multiplied by 2,853,667, the number of exercisable options outstanding as set forth in the Merger Agreement that could be tendered.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,057.90
Form or Registration No.: Schedule TO
Filing Party: Dick’s Sporting Goods, Inc. and Diamondbacks Acquisition Inc.
Date Filed: June 29, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”) (originally filed with the Securities and Exchange Commission on June 29, 2004 and as amended by Amendment No. 1 on July 12, 2004, Amendment No. 2 on July 21, 2004 and Amendment No. 3 on July 29, 2004) and relates to an offer by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and a wholly-owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or the “Parent”) to purchase all of the outstanding common stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”) at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon, upon the terms and conditions as described in the Offer to Purchase, dated June 29, 2004 (as amended, the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the original filing of the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the to the original filing of the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 8. Interest in the Securities of the Subject Company
Item 11. Additional Information.

     Items 8 and 11 of the Statement, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     At 12:00 Midnight, New York City Time on Wednesday, July 28, 2004, the Offer expired, as scheduled. The Computershare Trust Company of New York, the Depositary for the Offer, has advised Dick’s that a total of 17,894,332 shares of Galyan’s common stock were validly tendered into the Offer, and not withdrawn, which includes 1,328,301 shares tendered pursuant to guaranteed delivery procedures, collectively representing beneficial ownership of approximately 100% of the total number of Shares outstanding.

     On July 29, 2004, Dick’s issued a press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

     (a)(5)(E) Press Release issued by Dick’s Sporting Goods, Inc., dated as of July 29, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DICK’S SPORTING GOODS, INC.
Date: July 29, 2004	By:	/s/Michael F. Hines
		Name:	Michael F. Hines
		Title:	Executive Vice President and Chief Financial Officer

DIAMONDBACKS ACQUISITION INC.
Date: July 29, 2004	By:	/s/ Michael F. Hines
		Name:	Michael F. Hines
		Title:	Secretary

PRESS RELEASE

Dick’s Sporting Goods Announces More than 90% of Galyan’s Trading Company Shares are Tendered

PITTSBURGH, Pa., July 29, 2004 — Dick’s Sporting Goods, Inc. (NYSE: DKS) today announced that it has successfully completed its cash tender offer for all of the issued and outstanding shares of the common stock of Galyan’s Trading Company, Inc. (NASDAQ: GLYN). Approximately 95% of the issued and outstanding shares of Galyan’s common stock were tendered in response to Dick’s $16.75 per share cash offer.

The tender offer and merger plans were previously announced on June 21, 2004. With the addition of the 48 Galyan’s stores to the 173 Dick’s stores operating today, Dick’s will now operate 221 stores in 32 states. Dick’s and Galyan’s generated combined sales of approximately $2.2 billion in fiscal 2003. All necessary regulatory approvals for the acquisition were obtained, and, the company increased and extended its existing credit facility to a $350 million facility expiring in July, 2008.

Dick’s tender offer for Galyan’s expired, as scheduled, at 12:00 Midnight, New York City Time, on Wednesday, July 28, 2004. The Computershare Trust Company of New York, the Depositary for the offer, has advised Dick’s that a total of 17,894,332 shares of Galyan’s common stock were validly tendered into the offer and not withdrawn, which includes 1,328,301 shares tendered pursuant to guaranteed delivery procedures. All validly tendered shares were accepted for a purchase price of $16.75 per share in cash, net to the seller without interest, in accordance with the terms of the offer. Payment for the shares will be made promptly.

Dick’s intends to acquire the remaining Galyan’s shares through a short-form merger under Indiana law. A wholly owned subsidiary of Dick’s will be merged into Galyan’s, and each share of Galyan’s common stock that remains outstanding (except for shares held by Dick’s or its subsidiary) will be converted into the right to receive $16.75 in cash, net to the seller without interest, the same amount of consideration paid for shares tendered in the offer. As a result, Galyan’s will become a wholly owned subsidiary of Dick’s. Merger consideration will be paid promptly after the completion of the merger. Under applicable law, the merger is not subject to approval of the shareholders of Galyan’s.

Dick’s expects to complete the merger by Friday, July 30.

Replay of Conference Call and Simulcast Discussing Acquisition

Dick’s management conducted a conference call to discuss this acquisition on Monday,

June 21, 2004. The webcast will be archived until August 15, 2004 on Dick’s web site at www.dickssportinggoods.com/investors. In addition, a dial-in replay is available until August 15, 2004. To listen, investors should dial (888) 286-8010 (domestic callers) or (617) 801-6888 (international callers) and enter confirmation code 53361710. Slides to accompany the presentation can be downloaded from Dick’s web site.

Forward Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” “predict,” and “continue” or similar words. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Dick’s actual results in future periods to differ materially from forecasted results. Those risks and uncertainties are more fully described in the Dick’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 8, 2004, and ones associated with combining businesses and achieving expected savings and synergies. Dick’s disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

About Dick’s Sporting Goods, Inc.

Pittsburgh-based Dick’s Sporting Goods, Inc. is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. As of July 28, 2004, Dick’s operated 173 stores in 27 states throughout the Eastern half of the U.S.

About Galyan’s Trading Company, Inc.

Galyan’s is a specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. As of July 28, 2004, Galyan’s operated 48 stores in 21 states and offers outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear.

Dick’s Sporting Goods, Inc. news releases are available at http://www.dickssportinggoods.com/ (click on the Investor Relations link at the bottom of the home page).

Contact:

Michael F. Hines, EVP – Chief Financial Officer or
Jeffrey R. Hennion, SVP – Strategic Planning
724-273-3400
investors@dcsg.com